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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 65580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrookView Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Water Street, Ste 180
(No. and Street)

White Plains | NY | 10601
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

750 Third Avenue | New York | NY | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Colangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrookView Capital LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chairman - Managing Member
Title

[signature]
Notary Public

ESPERANZA MARANDI
Notary Public, State of New York
No. 4945245
Qualified in Westchester County
Commision Expires December 19, 2014.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

BROOKVIEW CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

BROOKVIEW CAPITAL, LLC

Contents

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
BrookView Capital, LLC

We have audited the accompanying statement of financial condition of BrookView Capital, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BrookView Capital, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 16, 2012

BROOKVIEW CAPITAL, LLC

Statement of Financial Condition
December 31, 2011
(expressed in United States dollars)

ASSETS	
Cash	$ 42,168
Receivable from clearing broker, including clearing deposit balance	634,750
Investments, at fair value (cost $578,721)	671,992
Accounts receivable	96,230
Prepaid expenses	254
	$ 1,445,394
LIABILITIES	
Accrued expenses	$ 228,034
MEMBER'S EQUITY	1,217,360
	$ 1,445,394

See notes to statement of financial condition

NOTE A - ORGANIZATION

BrookView Capital, LLC (the "Company") is a New York limited liability company and is wholly owned by BrookView Management, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC"). It is a member the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue and expense recognition from securities transactions:

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Commissions and fee-based revenue consist of commissions executed as agent, riskless principal and/or facilitator resulting from transactions in general securities, and other products. Commissions and fee-based transactions and related expenses are recorded on a trade-date basis.

[2] Investment valuation:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Sole Member develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Sole Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

(expressed in United States dollars)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

No provision for income taxes has been recorded because the Company is a single member limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The Sole Member has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2008 through December 31, 2011) and concluded that no provision for unrecognized tax benefits or expense is required in this financial statement.

[4] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments in securities by level within the fair value hierarchy at December 31, 2011:

	Fair Value	Fair Value Hierarchy
Assets:		
Municipal Bonds	$ 671,992	Level 2
	$ 671,992	

NOTE D - ACCOUNTS RECEIVABLE, OTHER

Accounts receivable is primarily comprised of receivables from non-broker-dealer entities for fee based options, equities and futures transactions negotiated through the Company and a receivable from an affiliated entity.

NOTE E - NET CAPITAL REQUIREMENT

The Company is a member of FINRA and the NFA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain minimum net capital of $45,000.

At December 31, 2011, the Company's net capital was $1,068,786, which was $1,023,786 in excess of its minimum requirement of $45,000.

(expressed in United States dollars)

NOTE F - DEPOSIT WITH CLEARING BROKER

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $250,000. At December 31, 2011, the clearing deposit was $446,270.

NOTE G - RELATED PARTY TRANSACTIONS

The leases for office space are in the name of the Sole Member. The Sole Member allocates occupancy cost to the Company based on the actual expenses incurred.

Also, during the year ended December 31, 2011, the Company extended credit in the amount of $43,500 to BrookView Portfolio Consulting, LLC, an affiliated company wholly owned by the Sole Member, which remained outstanding at December 31, 2011 and included in accounts receivable in the statement of financial condition.

NOTE H - CONCENTRATION OF RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral on the customers' accounts.

In the normal course of its business, the Company enters into various financial transactions where risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company maintains its cash in a financial institution, which at times, may exceed federally insured limits.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

NOTE I - SUBSEQUENT EVENTS

The Sole Member has evaluated events through February 16, 2012, the date that this financial statement was available to be issued.